Contact

www.linkedin.com/in/sujaysuresh
(LinkedIn)

Top Skills

Product Management
Microcontrollers
Business Strategy

Languages

Tamil (Native or Bilingual)
English (Native or Bilingual)
Hindi (Native or Bilingual)
Telugu (Professional Working)

Certifications

Venture Deals Fall 2019
NSF I-Corps Spring 2017
YCombinator Fellowship
Introduction to Prompt Engineering
for Generative AI

Honors-Awards

Ycombinator Fellowship
HAX Accelerator
Finalist
Finalist
Finalist

Sujay Suresh Kumar

Co-Founder & Co-CEO at Lilu | Forbes 30 Under 30 | UPenn | NSF
Fellow | Hax, YCombinator Alum
United States

Summary

My work resides at the intersection of product design and women's
health. If I had to summarize my ultimate goal, it would be to build
transformational, tech-backed solutions for real-world problems.
At Lilu, I'm leading the development of our consumer mobile app
while also re-inventing a first-of-its-kind consumer health device that
addresses key maternal health challenges. In doing so, I've had
the incredible opportunity of spending 2+ years on the ground in
Shenzhen, China, working closely with some of the best suppliers
and manufacturers in the baby & healthcare industries.

Today, Lilu is one of the top five start-ups improving postpartum
health world-wide. My time at Lilu, because of which I've gotten to
work with and learn from organizations such as the National Science
Foundation (NSF), Hax, YCombinator, and Mass Challenge to name
a few, has bolstered my lifelong passion and commitment to dedicate
my professional life toward steering purpose-driven innovations in
tech.

Experience

Lilu, Inc
9 years

Cofounder and Co-CEO
January 2023 - Present (2 years 4 months)
New York, United States

Cofounder and Chief Operating Officer
May 2020 - Present (5 years)
New York, United States

Lilu builds tech-enabled products to empower new moms, starting by making
breastfeeding more comfortable and efficient.
With our first product, the Lilu Massage Bra we're revolutionizing the breast
pump and breast pump accessory industries.

The bra features our patented pneumatic massage technology designed to mimic the motions recommended by lactation experts to help moms pump 30% more milk, completely hands-free.

Participated in the following accelerator programs:

Hax Hardware Accelerator in Shenzhen, China (2017)

Quake Capital Accelerator in New York, NY (2018)

Lair East Labs, New York, NY (2020)

Cofounder and Chief Technology Officer

May 2016 - May 2020 (4 years 1 month)

New York, United States

Extreme Tech Challenge

Finalist

February 2020 - May 2020 (4 months)

National Science Foundation (NSF)

Principal Investigator, I-Corps Member

January 2017 - December 2018 (2 years)

Participated in the West Coast Winter 2017 I-Corps Cohort, Award Number #1719290

University of Pennsylvania

1 year 1 month

Graduate Teaching Assistant

January 2016 - April 2016 (4 months)

Research Intern

April 2015 - April 2016 (1 year 1 month)

Circuit design and simulation projects for the ATLAS experiment, funded by CERN.

- Circuit Design, simulation and layout design of pre-amplifier and shaper circuit for the Liquid Argon Calorimeter module.
- Highly stable, process independent, programmable Oscillator for the the Autonomous Analog Monitor module.

RELIANCE JIO INFOCOMM UK LIMITED

Network Engineering Intern

September 2013 - March 2014 (7 months)
Hyderabad Area, India

Worked on the team thatsuccessfully launched 4G LTE in India.
Responsibilities:
- Tower sight validation and creating a database for new 4G towers.
- Developed test automation codes for 4G LTE network conditions and use cases using C#.

Tools: Excel, LTE Emulator, SIM OTA server.

Research Centre Imarat (Rci), A Part Of Drdo
Research Intern
December 2012 - April 2013 (5 months)
Hyderabad Area, India

Interned at RCI (Research Centre Imarat), the lab that is responsible for Research and Development of Missile Systems, Guided Weapons and advanced Avionics for Indian Armed Forces.

The internship involved hands work with the state of the art G3OM (GPS, GAGAN, GLONASS on chip module).

The goal of the project was to interface the G3 on chip module with a Super Harvard Architecture (SHARC) ADSP-21479 processor to obtain highly accurate navigation data by superimposing data from GPS, GAGAN and GLONASS satellites for precise tracking.

Fun Fact: G3OM was successfully implemented in the BrahMos.

_____

Education

University of Pennsylvania
Master of Science (M.S.), Electrical and Electronics
Engineering · (2014 - 2016)

Y Combinator
Business · (2016 - 2016)

National Science Foundation
I-Corps Program, Entrepreneurship/Entrepreneurial Studies · (2017 - 2017)

Osmania University

Bachelor of Engineering (BEng), Electrical, Electronics and Communications
Engineering · (2009 - 2013)